

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via Facsimile</u>
Mr. Ning C. Wu
Chief Financial Officer
Medical Care Technologies, Inc.
Room 815, No. 2 Building, Beixiaojie, Dongzhimen Nei
Beijing, People's Republic of China 10009

> **RE:** **Medical Care Technologies, Inc.**
> **Forms 10-K/A for the Year Ended December 31, 2010**
> **Filed June 1, 2011 and June 27, 2011**
> **Forms 10-Q/A for the Periods Ended June 30, 2010 and September 30, 2010**
> **Filed June 1, 2011 and June 27, 2011**
> **File No. 0-53665**

Dear Mr. Wu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief